SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Harbin Electric, Inc.
(Name of the Issuer)

Harbin Electric, Inc.
Tech Full Electric Company Limited
Tech Full Electric Acquisition, Inc.
Tianfu Yang
Hero Wave Investments Limited
Tianfu Investments Limited
Abax Lotus Ltd.
Abax Nai Xin A Ltd.
Abax Global Opportunities Fund
Abax Upland Fund LLC
Abax Arhat Fund
Abax Claremont Ltd.
Abax Global Capital
Abax Global Capital (Hong Kong) Limited
AGC Asia 5 Ltd.
Prosper Expand Ltd.
Abax Emerald Ltd.
Xiang Dong Yang
Tianli Yang
Sea Giant Investments Limited
Zedong Xu
Victory Lake Investments Limited
Suofei Xu
Broad Globe Investments Limited
Lanxiang Gao
Acme Winner Group Limited
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)
41145W109
(CUSIP Number of Class of Securities)

Harbin Electric, Inc. No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin 150060 People’s Republic of China Attention: Tianfu Yang +86-451-86116757
Tech Full Electric Company Limited
Tech Full Electric Acquisition, Inc.
Tianfu Yang
Hero Wave Investments Limited
Tianfu Investments Limited
Tianli Yang
Sea Giant Investments Limited
Zedong Xu
Victory Lake Investments Limited
Suofei Xu
Broad Globe Investments Limited
Lanxiang Gao
Acme Winner Group Limited
c/o Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
150060
People’s Republic of China
Attention: Tianfu Yang
+86-451-86116757

Abax Lotus Ltd.
Abax Nai Xin A Ltd.
Abax Global Opportunities Fund
Abax Upland Fund LLC
Abax Arhat Fund
Abax Claremont Ltd.
Abax Global Capital
Abax Global Capital (Hong Kong) Limited
AGC Asia 5 Ltd.
Prosper Expand Ltd.
Abax Emerald Ltd.
Xiang Dong Yang
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong
+(852) 3602-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Angela M. Dowd, Esq. Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China +86-10-6535-5500

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8641	Mark J. Lehmkuhler, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Charter Road, Central, Hong Kong (+852) 2533-3300

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$754,483,940	$87,595.59

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee was determined based upon the sum of (A) 18,555,436 shares of Common Stock multiplied by $24.00 per share, (B) options to purchase 260,000 shares of Common Stock with an exercise price of less than $24.00 multiplied by $7.89 (which is the difference between $24.00 and the weighted average exercise price of such options of $16.11 per share), (C) warrants to purchase 183,348 shares of Common Stock with an exercise price less than $24.00 multiplied by $13.16 (which is the difference between $24.00 and the weighted average exercise price of such warrants of $10.84 per share), and (D) 12,695,384 shares of Common Stock multiplied by $24.00 per share, representing shares of Common Stock to be contributed to the acquiring entity in the transactions described on this schedule.

**
The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, was calculated by multiplying the Transaction Valuation by 0.0011610

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87,595.59
Form or Registration No.: Schedule 14A
Filing Party: Harbin Electric, Inc.
Date Filed: July 13, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

l;'

Introduction.

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Harbin Electric, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.00001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability, wholly owned indirectly by Tianfu Yang, the Company’s Chairman and Chief Executive Officer (“Parent”); (c) Tech Full Electric Acquisition, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Tianfu Investments Limited, a Cayman Islands investment holding company (“Holdco”); (e) Tianfu Yang; (f) Hero Wave Investment Limited, a British Virgin Islands company; (g) Abax Lotus Ltd., a Cayman Islands domiciled exempted company; (h) Abax Nai Xin A Ltd., a Cayman Islands domiciled exempted company; (i) Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company; (j) Abax Upland Fund LLC, a Delaware limited liability company; (k) Abax Arhat Fund, a Cayman Islands domiciled exempted company; (l) Abax Claremont Ltd., a Cayman Islands domiciled exempted company; (m) Abax Global Capital, a Cayman Islands domiciled exempted company; (n) Abax Global Capital (Hong Kong) Limited, a Hong Kong company; (o) AGC Asia 5 Ltd., a Cayman Islands domiciled exempted company; (p) Prosper Expand Ltd., a British Virgin Islands company; (q) Abax Emerald Ltd., a Cayman Islands domiciled exempted company; and (r) Xiang Dong Yang (collectively with Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd. and Abax Emerald Ltd., the “Abax Parties”); (s) Tianli Yang, the Company’s Vice President; (t) Sea Giant Investments Limited, a British Virgin Islands investment holding company; (u) Zedong Xu, the Company’s Chief Financial Officer; (v) Victory Lake Investments Limited, a British Virgin Islands investment holding company; (w) Suofei Xu, a member of the Company’s management; (x) Broad Globe Investments Limited, a British Virgin Islands investment holding company; (y) Lanxiang Gao, a member of the Company’s Board of Directors; and (z) Acme Winner Group Limited, a British Virgin Islands investment holding company.

On June 19, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub, pursuant to which, and upon the terms and subject to the conditions thereof, providing for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.  Parent and Merger Sub are currently beneficially owned by Tianfu Yang.  Prior to the effective time of the merger, (i) each of Tianfu Yang, Hero Wave, Abax Lotus, Abax Nai Xin, Tianli Yang, Zedong Xu, Suofei Xu, and Lanxiang Gao (collectively, the “Buyer Group”) will contribute the shares of Common Stock beneficially owned by them (the “Buyer Group Shares”) to Parent in exchange for shares of Holdco pursuant to a Contribution Agreement, dated June 19, 2011, among Parent, each member of the Buyer Group, and Holdco, and (ii) certain affiliates of the Abax Parties will purchase shares of Holdco for an aggregate cash purchase price of US$38.8 million (the “Additional Abax Purchasers”).  At the effective time of the merger, Parent and Merger Sub will be beneficially owned by the Buyer Group and the Additional Abax Purchasers.

If the merger is completed, the Company will continue its operations as a privately-held company and will be beneficially owned by the Buyer Group and Additional Abax Purchasers, and the Common Stock will no longer be listed on the Nasdaq Global Select Market.

Under the terms of the Merger Agreement, at the effective time of the merger each share of Common Stock that is issued and outstanding, other than (a) shares of Common Stock owned directly or indirectly by Parent or Merger Sub and (b) shares of Common Stock held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, will be converted automatically into the right to receive US$24.00 in cash without interest. Common Stock owned directly or indirectly by Parent or Merger Sub and Common Stock held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company will be cancelled and will not receive any consideration at the effective time of the merger.

If the merger is completed, each option to purchase Common Stock (each, a “Company Stock Option”) granted under the  Company’s 2005 Stock Option Plan, any employment agreement, director agreement, or any other stock purchase or equity compensation plan, arrangement or agreement of the Company, whether vested or unvested, that is outstanding at the effective time of the merger will be cancelled and, in exchange therefor, the Company will pay to each former holder of any such cancelled Company Stock Option immediately following the merger an amount in cash (without interest, and subject to deduction for any required compensation-related withholding tax) equal to the number of shares of Common Stock subject to such Company Stock Option multiplied by the amount by which $24.00 exceeds the exercise price per Share of such Company Stock Option.

In addition, each warrant to purchase Common Stock (each, a “Company Warrant”) granted under the Company’s 2006 Warrant Agreement that is outstanding at the effective time of the merger will be cancelled and, in exchange therefor, the Company will pay to each former holder of any such cancelled Company Warrant immediately following  the merger an amount in cash (without interest) equal to the number of shares of Common Stock underlying such Company Warrant multiplied by the amount by which $24.00 exceeds the exercise price per Share of such Company Warrant.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Company’s Board of Directors will be soliciting proxies from stockholders of the Company in connection with the merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.       Subject Company Information.

(a)
Name and Address: The name of the Company is Harbin Electric, Inc., a Nevada corporation. The Company’s executive offices are located at No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, 150060, People’s Republic of China, telephone, (+86)-451-8611-6757.

(b)
Securities: The class of securities to which this Schedule 13E-3 relates is common stock, par value $0.00001 per share, of the Company, of which 31,250,820 shares were issued and outstanding as of July 11, 2011.

(c)-(d)
Trading Market and Price—Dividends: The information set forth in the Preliminary Proxy Statement under the caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of the Company’s Common Stock and Dividend Information”

(e)
Prior Public Offerings:  On August 4, 2009, the Company closed a public offering of 6,250,000 shares of its common stock at a price of $16.00 per share underwritten by Roth Capital Partners, LLC.  The Company received net proceeds of approximately $93.4 million from the offering, after deducting underwriting discounts and offering expenses.  On August 17, 2009, the Company closed a public offering of 937,500 shares of its common stock at a price of $16.00 per share underwritten by Roth Capital Partners LLC.  This offering was completed pursuant to the exercise by Roth Capital Partners LLC of its over-allotment option from the August 4, 2009 offering.  The Company received net proceeds of approximately $14.1 million from the offering, after deducting underwriting discounts and offering expenses.

The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

(f)
Prior Stock Purchases:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

In addition, please refer to the following information for the Abax Parties:

Abax Lotus Ltd. currently holds 1,225,553 shares of Common Stock, approximately 3.9% of the outstanding shares of Common Stock. On February 28, 2011, AGC Asia 3 Ltd. transferred all of its 130,046 shares of Common Stock to Abax Lotus Ltd., which now holds these shares of Common Stock. On February 28, 2011, Abax Jade Ltd. merged into Abax Lotus, thereby transferring 131,240 shares of Common Stock previously held by Abax Jade Ltd. to Abax Lotus Ltd.  Abax Nai Xin A Ltd. holds 466,467 shares of Common Stock, approximately 1.5% of the outstanding shares of Common Stock.

Due to their control relationship over each of Abax Lotus Ltd. and Abax Nai Xin A Ltd., each of Abax Global Capital, Abax Claremont Ltd., Abax Arhat Fund, Abax Upland Fund LLC and Abax Global Opportunities Fund may be deemed to beneficially own an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock. Abax Global Capital (Hong Kong) Limited is the investment advisor to Abax Global Capital, Abax Arhat Fund, Abax Upland Fund LLC and Abax Global Opportunities Fund and therefore may be deemed to beneficially hold an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock.

Due to Mr. Xiang Dong Yang’s control relationship over all of these entities, he may therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by each of the Abax Parties, which aggregate number is 1,692,020, representing 5.4% of the outstanding shares of Common Stock.

The shares of Common Stock owned by an Abax Party were purchased in broker’s transactions on Nasdaq at an aggregate purchase price of approximately US$23,956,200. The source of funds was from the investors in the Abax Parties.

Item 3.       Identity and Background of Filing Person.

(a)
Name and Address:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET
“PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

(b)
Business and Background of Entities: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

In addition, please refer to the following information for the Abax Parties:

Abax Global Opportunities Fund is the sole shareholder of Abax Lotus Ltd. and Abax Nai Xin A Ltd. Abax Arhat Fund and Abax Upland Fund LLC together hold 100% of the Abax Global Opportunities Fund. Abax Global Capital is the managing shareholder of Abax Arhat Fund and sole shareholder of Abax Global Capital (Hong Kong) Limited while Abax Claremont Ltd. is the managing member of Abax Upland Fund LLC. Abax Global Capital (Hong Kong) Limited is the investment advisor to Abax Global Capital, Abax Arhat Fund, Abax Upland Fund LLC and Abax Global Opportunities Fund.

Mr. Xiang Dong Yang is the ultimate controlling person of Abax Global Capital and Abax Claremont Ltd. and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) all shares of Common Stock that are owned beneficially and directly by Abax Nai Xin A Ltd. and Abax Lotus Ltd.  Mr. Xiang Dong Yang is the ultimate controlling shareholder of Abax Global Capital (Hong Kong) Limited.  Each of Abax Arhat Fund, Abax Upland Fund LLC, Abax Global Capital, Abax Claremont Ltd., Abax Global Capital (Hong Kong) Limited, Abax Global Opportunities Fund and Mr. Xiang Dong Yang disclaims beneficial ownership of such shares for all other purposes.

Abax Upland Fund LLC is a Delaware limited liability company, Abax Arhat Fund is a Cayman Islands domiciled exempted company and Abax Claremont Ltd. is a Cayman Islands domiciled exempted company.

The directors of Abax Arhat Fund and Abax Claremont Ltd. are Mr. Xiang Dong Yang, Mr. Frank Feng Qian and Mr. Ron Silverton. Mr. Xiang Dong Yang is a citizen of Hong Kong, Mr. Qian is a citizen of the People’s Republic of China and Mr. Silverton is a citizen of the United States.

During the five years preceding the date of this filing, none of the Abax Parties or their officers and directors have been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Abax Parties is c/o Abax Global Capital (Hong Kong) Limited, Suite 6708, Two International Finance Centre, 8 Finance Street, Central, Hong Kong and the telephone number is +852-3602-1800.

(c)
Business and Background of Natural Persons:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET
“PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

In addition, the additional information provided for the Abax Parties under Item 2(b) of this Schedule 13E-3 is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)(1)	Not applicable.

(a)(2)
Material Terms—Mergers or Similar Transactions:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Merger Consideration”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”
“THE SPECIAL MEETING—Vote Required”
“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Accounting Treatment of the Merger”
“SPECIAL FACTORS—Certain Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)
Different Terms:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”
“SPECIAL FACTORS—Financing of the Merger—Rollover Financing”
“SPECIAL FACTORS—Voting Support Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—VOTING SUPPORT AGREEMENT” “ANNEX D—CONTRIBUTION AGREEMENT”

(d)
Appraisal Rights:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“DISSENTERS RIGHTS”

(e)
Provisions for Unaffiliated Security Holders:  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Stockholders Other than Members of the Buyer Group”

(f)	Eligibility of Listing or Trading: Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions:

On July 28, 2010, the Company entered into a Loan Agreement, dated July 28, 2010 with Abax Emerald, pursuant to which Abax Emerald agreed to provide the Company with up to $15 million  in loans at an interest rate equal to 10% per annum.  The maturity date of the loans made pursuant to the Loan Agreement was January 28, 2011.  On December 27, 2010, the Company repaid such loans in full.

On December 28, 2010, the Company made an advance of $1,517,000 to Tai Fu Industrial Co., Ltd., an entity owned by Tianfu Yang, the Company’s Chairman and Chief Executive Officer.  The purpose of the advance was to accommodate an urgent cash need in connection with a transaction involving this related entity, and the advance was made under a guarantee to repay the Company within a few days.  As of December 31, 2010, the advance was repaid in full.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX H—ANNUAL REPORT ON FORM 10-K OF HARBIN ELECTRIC, INC.

(b)
Significant Corporate Events:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)
Negotiations or Contacts:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(e)
Agreements Involving the Subject Company’s Securities:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Support Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX C—VOTING SUPPORT AGREEMENT”
“ANNEX D—CONTRIBUTION AGREEMENT”

Item 6.  Purpose of the Transaction and Plans or Proposals.

(b)
Use of Securities Acquired:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)–(8)
Plans:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Stock”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY— Delisting and Deregistration of the Company’s Common Stock”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX B—LIMITED GUARANTEE”
“ANNEX C—VOTING SUPPORT AGREEMENT”
“ANNEX D—CONTRIBUTION AGREEMENT”
“ANNEX E—ABAX COMMITMENT LETTER”

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)
Purposes:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b)
Alternatives:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“SPECIAL FACTORS—Position of the Buyer Group Regarding the Fairness of the Merger”

(c)
Reasons:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

(d)
Effects:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”
“SPECIAL FACTORS—Position of the Buyer Group Regarding the Fairness of the Merger”
“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Certain Material PRC Tax Consequences of the Merger for U.S. Holders”
“SPECIAL FACTORS—Certain Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Stock”
“THE MERGER AGREEMENT”
“DISSENTERS RIGHTS”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 8.  Fairness of the Transaction.

(a)–(b)
Fairness; Factors Considered in Determining Fairness:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“SPECIAL FACTORS—Position of the Buyer Group Regarding the Fairness of the Merger”
“ANNEX F—OPINION OF MORGAN STANLEY & CO. LLC”
“ANNEX G—OPINION OF LAZARD FRÈRES & CO. LLC”

The presentations dated June 19, 2011, prepared by each of Morgan Stanley & Co. LLC and Lazard Frères & Co. LLC for the Special Committee, are attached hereto as Exhibits (c)(3)–(4) and are incorporated herein by reference.

(c)
Approval of Security Holders:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“THE SPECIAL MEETING—Record Date; Voting”
“THE SPECIAL MEETING—Vote Required”
“THE MERGER AGREEMENT—Conditions to the Merger”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)
Unaffiliated Representative:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“ANNEX F—OPINION OF MORGAN STANLEY & CO. LLC”
“ANNEX G—OPINION OF LAZARD FRÈRES & CO. LLC”

(e)
Approval of Directors:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

(f)
Other Offers:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“ANNEX F—OPINION OF MORGAN STANLEY & CO. LLC”
“ANNEX G—OPINION OF LAZARD FRÈRES & CO. LLC”

The presentations dated June 19, 2011, prepared by each of Morgan Stanley & Co. LLC and Lazard Frères & Co. LLC for the Special Committee, are attached hereto as Exhibits (c)(3)–(4) and are incorporated herein by reference.

(c)	Availability of Documents: The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference: “WHERE YOU CAN FIND MORE INFORMATION”

Item 10.  Source and Amounts of Funds or Other Consideration.

(a)
Source of Funds:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX D—CONTRIBUTION AGREEMENT”
“ANNEX E—ABAX COMMITMENT LETTER”

(b)
Conditions:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX D—CONTRIBUTION AGREEMENT”
“ANNEX E—ABAX COMMITMENT LETTER”

(c)
Expenses:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Expenses” “THE MERGER AGREEMENT—Termination Fees” “ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)
Borrowed Funds:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11.  Interest in Securities of the Subject Company.

(a)
Securities Ownership:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b)
Securities Transactions:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

In addition, Section 2(f) of this Schedule 13E-3 is incorporated by reference herein.

Item 12.  The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“THE SPECIAL MEETING—Record Date; Voting”
“SPECIAL FACTORS—Voting Support Agreement”
“SPECIAL FACTORS—Contribution Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”
“ANNEX C—VOTING SUPPORT AGREEMENT”
“ANNEX D—CONTRIBUTION AGREEMENT”

(e)
Recommendations of Others:  The information set forth in  the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MEETING AND SPECIAL MEETING”

“THE SPECIAL MEETING—Recommendation of the Special Committee”
“THE SPECIAL MEETING—Recommendation of the Company Board of Directors”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS—Opinion of Lazard Frères & Co. LLC”
“SPECIAL FACTORS—Position of the Buyer Group Regarding the Fairness of the Merger”
“ANNEX F—OPINION OF MORGAN STANLEY & CO. LLC”
“ANNEX G—OPINION OF LAZARD FRÈRES & CO. LLC”

Item 13.       Financial Information.

(a)
Financial Information:  The audited consolidated financial statements of the Company for the year ended December 31, 2010 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed as Annex H to the Preliminary Proxy Statement.  The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2011 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed as Annex I to the Company’s Preliminary Proxy Statement.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Financial Statements and Supplementary Financial Information”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Historical Selected Financial Data”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Ratio of Earnings to Fixed Charges”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Net Book Value Per Share”
“WHERE YOU CAN FIND MORE INFORMATION”
“ANNEX H—ANNUAL REPORT OF HARBIN ELECTRIC, INC. FOR THE YEAR ENDED DECEMBER 31, 2010”
“ANNEX I—QUARTERLY REPORT OF HARBIN ELECTRIC, INC. FOR THE FISCAL QUARTER ENDED MARCH 31, 2011”

(b)	Pro Forma Information: Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“THE SPECIAL MEETING—Solicitation of Proxies”
 “THE SPECIAL MEETING—Recommendation of the Special Committee”
“THE SPECIAL MEETING—Recommendation of the Company Board of Directors”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Use of Officers, Employees, and Corporate Assets in Connection with the Transaction”

(b)
Employees and Corporate Assets:  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“THE SPECIAL MEETING—Solicitation of Proxies”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Use of Officers, Employees, and Corporate Assets in Connection with the Transaction”
“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

Item 15.  Additional Information.

(b)
Golden Parachute Compensation. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Golden Parachute Compensation”

(c)	Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.     Exhibits.

(a)(1)	Preliminary Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on July 13, 2011.

(a)(2)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Preliminary Proxy Statement.

(a)(3)	Form of Proxy Card included as Annex K to the Preliminary Proxy Statement incorporated by reference to the Preliminary Proxy Statement.

(b)(1)
Facility Agreement by and between Parent and China Development Bank, dated June 9, 2011, incorporated herein by reference to Exhibit 7.01 to Amendment No. 1 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., and Xiang Dong Yang on  May 2, 2011.

(b)(2)
Equity Commitment Letter by Abax Global Capital and Abax Global Capital (Hong Kong) Limited in favor of Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., Xiang Dong Yang, Tianli Yang, Sea Giant Investments Limited, Zedong Xu, Victory Lake Investments Limited, Suofei Xu, Broad Globe Investments Limited, Lanxiang Gao and Acme Winner Group Limited on June 20, 2011 (the “Joint Schedule 13D”).

(b)(3)	Note Purchase Agreement by and between Abax Emerald Ltd. and Holdco, dated June 19, 2011, incorporated by reference to Exhibit 7.05 to the Joint Schedule 13D.

(b)(4)	Warrant Agreement by and between Abax Lotus Ltd. and Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.06 to the Joint Schedule 13D.

(b)(5)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Parent, Holdco, Tianfu Yang, Tianli Yang, Zedong Xu, Suofei Xu and Lanxiang Gao, incorporated herein by reference to Exhibit 7.07 to the Joint Schedule 13D.

(c)(1)
Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex F of the Preliminary Proxy Statement.

(c)(2)
Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex G of the Preliminary Proxy Statement.

(c)(3)	Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011.

(c)(4)	Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A of the Preliminary Proxy Statement.

(d)(2)
Limited Guarantee, dated as of June 19, 2011, by and between Tianfu Yang, Abax Global Opportunities Fund, AGC Asia 5 Ltd. and Prosper Expand Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Preliminary Proxy Statement.

(d)(3)
Voting Support Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex C of the Preliminary Proxy Statement.

(d)(4)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, Tianfu Investments Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Preliminary Proxy Statement.

(f)	None.

(g)	None.

SIGNATURES

 After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 13, 2011

Harbin Electric, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board

Tech Full Electric Company Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tech Full Electric Acquisition, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Yang

By:	/s/ Tianfu Yang
Name: Tianfu Yang

Hero Wave Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Abax Nai Xin A Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Upland Fund LLC

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

AGC Asia 5 Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Prosper Expand Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Abax Emerald Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang

Tianli Yang

By:	/s/ Tianli Yang
Name: Tianli Yang

Sea Giant Investments Limited

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

Zedong Xu

By:	/s/ Zedong Xu
Name: Zedong Xu

Victory Lake Investments Limited

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

Suofei Xu

By:	/s/ Suofei Xu
Name: Suofei Xu

Broad Globe Investments Limited

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director

Lanxiang Gao

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao

Acme Winner Group Limited

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director

EXHIBIT INDEX

Item 16.     Exhibits.

(a)(1)	Preliminary Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on July 13, 2011.

(a)(2)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Preliminary Proxy Statement.

(a)(3)	Form of Proxy Card included as Annex K to the Preliminary Proxy Statement incorporated by reference to the Preliminary Proxy Statement.

(b)(1)
Facility Agreement by and between Parent and China Development Bank, dated June 9, 2011, incorporated herein by reference to Exhibit 7.01 to Amendment No. 1 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., and Xiang Dong Yang on  May 2, 2011.

(b)(2)
Equity Commitment Letter by Abax Global Capital and Abax Global Capital (Hong Kong) Limited in favor of Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., Xiang Dong Yang, Tianli Yang, Sea Giant Investments Limited, Zedong Xu, Victory Lake Investments Limited, Suofei Xu, Broad Globe Investments Limited, Lanxiang Gao and Acme Winner Group Limited on June 20, 2011 (the “Joint Schedule 13D”).

(b)(3)	Note Purchase Agreement by and between Abax Emerald Ltd. and Holdco, dated June 19, 2011, incorporated by reference to Exhibit 7.05 to the Joint Schedule 13D.

(b)(4)	Warrant Agreement by and between Abax Lotus Ltd. and Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.06 to the Joint Schedule 13D.

(b)(5)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Parent, Holdco, Tianfu Yang, Tianli Yang, Zedong Xu, Suofei Xu and Lanxiang Gao, incorporated herein by reference to Exhibit 7.07 to the Joint Schedule 13D.

(c)(1)
Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex F of the Preliminary Proxy Statement.

(c)(2)
Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex G of the Preliminary Proxy Statement.

(c)(3)	Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011.

(c)(4)	Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A of the Preliminary Proxy Statement.

(d)(2)
Limited Guarantee, dated as of June 19, 2011, by and between Tianfu Yang, Abax Global Opportunities Fund, AGC Asia 5 Ltd. and Prosper Expand Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Preliminary Proxy Statement.

(d)(3)
Voting Support Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex C of the Preliminary Proxy Statement.

(d)(4)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, Tianfu Investments Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Preliminary Proxy Statement.

(f)	None.

(g)	None.